May 26, 2006

Ms. Cecilia D. Blye
Mr. James Lopez
Office of Global Security Risk
United States Securities and Exchange Commission
Washington, D.C. 20549-5546

Re:	Sanpaolo IMI S.p.A.
Form 20-F for the Fiscal Year Ended December 31, 2004
Filed June 28, 2005
File No. 1-14870

Dear Ms. Blye and Mr. Lopez:

     As you requested in your letter dated April 7, 2006, please find attached hereto as Annex A and B the proposed additional disclosure that we expect to insert in our annual report on Form 20-F for the year ended December 31, 2005 (the “2005 20-F”). We expect to insert the disclosure in Annex A immediately following the discussion of unsecured loans exposed to country risk in Item 3 of the 2005 20-F. We expect to insert the disclosure in Annex B immediately where we discuss our branches and representative offices in Item 4 of the 2005 20-F.

     We would like to express our appreciation for your co-operation and are available to discuss any of our responses with you at your convenience. In that connection, please do not hesitate to contact the undersigned in Turin at 011-39-011-5551; or fax: 011-39-011-555-3959 or our counsel, Luigi L. De Ghenghi, at 011-44-20-7418-1018 or fax: 011-44-20-7710-4918.

Very truly yours,

/s/Alfonso Iozzo
Alfonso Iozzo
Managing Director of Sanpaolo IMI
S.p.A.

Sanpaolo IMI S.p.A. - Sede Sociale: piazza San Carlo 156 - 10121 Torino - Sedi Secondarie: viale dell’Arte 25 - 00144 Roma - via Farini 22 - 40124 Bologna Capitale Sociale € 5.399.548.807,68 i.v. - Aderente al Fondo Interbancario di Tutela dei Depositi - Registro Imprese Torino, Codice Fiscale e Partita I.V.A. n. 06210280019 Numero iscriz. Albo Banche: 5084.9.0 - Capogruppo del Gruppo Bancario Sanpaolo IMI - Codice A.B.I. e numero di iscrizione Albo Gruppi Bancari: 1025.6

ANNEX A

Loans to Iran

     We participate in syndicated credit facilities to Iranian banks and issue letters of credit to our clients for the purchase of goods in Iran. Iran is designated by the U.S. Department of State as a state that sponsors terrorism.

   Participations in syndicated credit facilities to Iranian banks

     We participate in three syndicated credit facilities to Iranian banks. The purpose of these facilities, which were granted in the 1990’s, was to finance the exports of three Italian companies to Iran. The facilities are fully guaranteed by the Republic of Iran and are insured, for amounts ranging between 90% and 95% of the facility amounts, by SACE, Servizi Assicurativi del Commercio Estero S.p.A.. SACE is an export credit and investment insurance company owned by the Italian government. The portion of the facilities not covered by SACE’s insurance is either wholly or partially secured by guarantees or collateral from another Italian bank or from the relevant Italian exporter.

     The details of the three facilities and our participations therein are as follows:

This facility comprises two tranches, one granted in March 1996 and one in April 2000, for a total of US $601 million or €509.4 million, of which our participation is US $43 million or €36.3 million (or 7.1% of the total amount of the facility), and expires in 2009. The facility relates to the construction of four steel mills in Iran by an Italian company which is a client of ours.

This facility was granted in October 1999 and comprises two tranches, one for €50 million and one for US $7.7 million or €6.5 million, for a total of €56.5 million, of which our participation is €7.9 million (or 14% of the total amount of the facility), and expires in 2012. This facility relates to the construction of a plant for the production of polypropylene in Iran by an Italian company which is a client of ours.

This facility was granted in December 1999 for a total of €304.5 million, of which our participation is €33.5 million (or 11% of the total amount of the facility), and expires in 2011. This facility relates to the sale of twelve gas turbines for electrical power generation to Iran by an Italian company which is a client of ours.

     Our aggregate gross and net (of SACE insurance and other Italian security) outstanding exposures on these facilities were, respectively, €60 million and €1.5 million at December 31, 2005, €64.6 million and €1.8 million at December 31, 2004, and €61.9 million and €1.1 million at December 31, 2003. Each of these loans is classified as performing.

Sanpaolo IMI S.p.A. - Sede Sociale: piazza San Carlo 156 - 10121 Torino - Sedi Secondarie: viale dell’Arte 25 - 00144 Roma - via Farini 22 - 40124 Bologna Capitale Sociale € 5.399.548.807,68 i.v. - Aderente al Fondo Interbancario di Tutela dei Depositi - Registro Imprese Torino, Codice Fiscale e Partita I.V.A. n. 06210280019 Numero iscriz. Albo Banche: 5084.9.0 - Capogruppo del Gruppo Bancario Sanpaolo IMI - Codice A.B.I. e numero di iscrizione Albo Gruppi Bancari: 1025.6

     Letters of credit for Iranian payees

     We issue letters of credit at the request of our clients to enable them to, among other things, purchase goods in Italy or abroad. Pursuant to a letter of credit, we make a payment to a third party, on the basis of our client’s credit, and then obtain repayment from our client. Our credit exposure under a letter of credit is to our client, not to the recipient of the payment. On April 12, 2005, we exchanged tested telex messages with the National Iranian Oil Company, or NIOC, and thus became accredited by NIOC for purposes of allowing NIOC to accept letters of credit issued by us as payment for purchases made by our clients. At December 31, 2005, 2004 and 2003 our outstanding exposures to letters of credit for Iranian payees were, respectively, €24 million, €3 million and €1 mil.

     Guarantees

     As it is customary for a bank that supports the activities of its clients engaged in International commerce, we guarantee exposures that our Italian clients, engaged in business transaction with Iran, have toward Iranian payees. As of December 31, 2005, such guarantees were for an aggregate amount of approximately €6.5 million.

Sanpaolo IMI S.p.A. - Sede Sociale: piazza San Carlo 156 - 10121 Torino - Sedi Secondarie: viale dell’Arte 25 - 00144 Roma - via Farini 22 - 40124 Bologna Capitale Sociale € 5.399.548.807,68 i.v. - Aderente al Fondo Interbancario di Tutela dei Depositi - Registro Imprese Torino, Codice Fiscale e Partita I.V.A. n. 06210280019 Numero iscriz. Albo Banche: 5084.9.0 - Capogruppo del Gruppo Bancario Sanpaolo IMI - Codice A.B.I. e numero di iscrizione Albo Gruppi Bancari: 1025.6

ANNEX B

     We operate abroad through a network of 117 branches, 19 representative offices and two desks. In 2004, we became one of five members of the Inter-Alpha Group of Banks, which is an association of several major European banks, to be represented by the Inter-Alpha Group representative office in Tehran, Iran.

Sanpaolo IMI S.p.A. - Sede Sociale: piazza San Carlo 156 - 10121 Torino - Sedi Secondarie: viale dell’Arte 25 - 00144 Roma - via Farini 22 - 40124 Bologna Capitale Sociale € 5.399.548.807,68 i.v. - Aderente al Fondo Interbancario di Tutela dei Depositi - Registro Imprese Torino, Codice Fiscale e Partita I.V.A. n. 06210280019 Numero iscriz. Albo Banche: 5084.9.0 - Capogruppo del Gruppo Bancario Sanpaolo IMI - Codice A.B.I. e numero di iscrizione Albo Gruppi Bancari: 1025.6